Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

UNION BANKSHARES CORPORATION

The following table presents the calculation of the consolidated ratios of (i) earnings to fixed charges and (ii) earnings to fixed charges and preferred stock dividends for the periods presented:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Income before income taxes	$29,621	$25,457	$47,009	$49,744	$41,709	$31,505	$9,250
Fixed charges:
Interest expense on deposits	$4,806	$7,663	$14,097	$19,446	$24,346	$30,742	$39,451
Interest expense on federal funds purchased	46	36	89	50	7	33	27
Interest expense on short-term borrowings	265	108	265	234	352	1,790	2,261
Interest expense on long-term borrowings	4,252	3,009	6,050	7,778	8,008	5,680	7,032
Portion of rent expense that represents an estimated interest factor	1,310	896	1,906	1,976	1,625	1,719	725

Total fixed charges	10,679	11,712	22,407	29,484	34,338	39,964	49,496
Preferred stock dividends	—	—	—	—	1,499	1,688	2,696

Total fixed charges and preferred stock dividends	$10,679	$11,712	$22,407	$29,484	$35,837	$41,652	$52,192
Ratios of earnings to fixed charges (1):
Including deposit interest	3.77	3.17	3.10	2.69	2.21	1.79	1.19
Excluding deposit interest	6.04	7.29	6.66	5.96	5.17	4.42	1.92
Ratios of earnings to fixed charges and preferred dividends (1)(2)(3):
Including deposit interest	3.77	3.17	3.10	2.69	2.16	1.76	1.18
Excluding deposit interest	6.04	7.29	6.66	5.96	4.63	3.89	1.73

(1)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges is the sum of (i) interest cost, including interest on deposits; and (ii) that portion of rent expense estimated to be representative of the interest factor.
(2)	For purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends, we divide earnings by the sum of fixed charges and preferred stock dividends.
(3)	On December 19, 2008, we issued to the U.S. Department of the Treasury (the “Treasury”) 59,000 shares of the company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) for $59 million. The issuance was made pursuant to the Treasury’s Capital Purchase Program under the Troubled Asset Relief Program (the “CPP”). In November 2009, the company redeemed all shares of the Series A Preferred Stock. On February 1, 2010, the company issued a series of preferred stock as a result of its acquisition of First Market Bank, FSB (“FMB”). On February 6, 2009, FMB issued and sold to the Treasury, pursuant to the CPP, 33,900 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B and a warrant to purchase up to 1,695 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C. The Treasury immediately exercised the warrant for the entire 1,695 shares of FMB’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C. In connection with the acquisition of FMB, the company established a series of preferred stock with substantially identical preferences, rights and limitations to the FMB preferred stock — the company’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”). In the acquisition, each share of FMB Series B and Series C preferred stock was exchanged for one share of the company’s Series B Preferred Stock. In December 2011, the company redeemed all shares of the Series B Preferred Stock.